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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

ENVIRODYNE INDUSTRIES, INC.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

294037205
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 19, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the
statement     (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the Following Pages)
Page 1 of 13 Pages
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Elliott Associates, L.P., a Delaware Limited
            Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            689,050

8       SHARED VOTING POWER
            0

9       SOLE DISPOSITIVE POWER
            689,050

10      SHARED DISPOSITIVE POWER
            0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            689,050

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.735%

14      TYPE OF REPORTING PERSON*
            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Westgate International, L.P., a Cayman Islands
            Limited Partnership

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7       SOLE VOTING POWER
            0

8       SHARED VOTING POWER
            447,900

9       SOLE DISPOSITIVE POWER
            0

10      SHARED DISPOSITIVE POWER
            447,900

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            447,900

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            3.078%

14      TYPE OF REPORTING PERSON*
            PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Martley International, Inc., a Delaware
            corporation

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

3       SEC USE ONLY

4       SOURCE OF FUNDS*
            00

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7       SOLE VOTING POWER
            0

8       SHARED VOTING POWER
            447,900

9       SOLE DISPOSITIVE POWER
            0

10      SHARED DISPOSITIVE POWER
            447,900

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
            447,900

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.078%

14      TYPE OF REPORTING PERSON*
            CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

        This statement is filed pursuant to Rule 13d-2(a) with respect to securities beneficially owned by the reporting persons specified herein as of July 3, 1997 and amends and supplements the Schedule 13D dated January 23, 1997 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

ITEM 2. Identity and Background

        (a)-(c) The names of the persons filing this statement on Schedule 13D are: Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries ("Elliott"), Westgate International, L.P., a Cayman Islands limited partnership ("Westgate"), and Martley International, Inc., a Delaware corporation ("Martley"). Paul
E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate. Martley expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

ELLIOTT

        The business address of Elliott is 712 Fifth
Avenue, 36th Floor, New York, New York  10019.

        The principal business of Elliott is to purchase, sell, trade and invest in securities.

        SINGER

            Singer's business address is 712 Fifth Avenue,
        36th Floor, New York, New York  10019.

            Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

        BRAXTON LP

            The business address of Braxton LP is 712 Fifth
        Avenue, 36th Floor, New York, New York 10019.

            The principal business of Braxton LP is the furnishing of investment advisory services.

            The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

NAME             ADDRESS               OCCUPATION
Paul E. Singer   712 Fifth Avenue
                 36th Floor
                 New York, New York  10019General partner
                                       of Elliott and
                                       Braxton LP and
                                       President of
                                       Martley

Braxton Associates,712 Fifth Avenue
Inc.             36th Floor
                 New York, New York 10019The principal
                                       business of
                                       Braxton
                                       Associates,
                                       Inc. is serving
                                       as general
                                       partner of
                                       Braxton LP

            The name, business address, and present
        principal occupation or employment of each director and executive officer of Braxton Associates, Inc.
        are as follows:

        NAME
ADDRESSOCCUPATIONPaul E.
        Singer
712 Fifth Avenue
36th Floor
New York, New York
10019

General partner of
Elliott and
Braxton LP and
President of
MartleyWESTGATE

        The business address of Westgate is Westgate
International, L.P., c/o Midland Bank Trust Corporation
(Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman,
Cayman Islands, British West Indies.

        The principal business of Westgate is to purchase, sell, trade and invest in securities.

        The name, business address, and present principal occupation or employment of the general partner of Westgate are as follows:

NAME:   Hambledon, Inc.

ADDRESS:Hambledon, Inc.
        c/o Midland Bank Trust Corporation (Cayman) Limited
        P.O. Box 1109
        Mary Street
        Grand Cayman
        Cayman Islands
        British West Indies

OCCUPATION: The principal business of Hambledon is serving as general partner of Westgate.

        HAMBLEDON, INC.

        The name, business address, and present principal occupation or employment of each director and executive officer of Hambledon are as follows:

NAME             ADDRESS             OCCUPATION
Paul E. Singer   712 Fifth Avenue    General partner of
                 36th Floor          Elliott and
                 New York, NY 10019  Braxton LP and
                                     President of
                                     Martley

MARTLEY INTERNATIONAL, INC.

        The business address of Martley is 712 Fifth
Avenue, 36th Floor, New York, New York 10019.

        The principal business of Martley is to act as investment manager for Westgate.

        The name, business address, and present principal occupation or employment of each director and executive officer of Martley are as follows:

NAME             ADDRESS            OCCUPATION
Paul E. Singer   712 Fifth Avenue    General partner of
                 36th Floor         Elliott and Braxton
                 New York, NY 10019    LP and President
                                    of Martley

        (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration

        The source and amount of funds used by Elliott in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                      AMOUNT OF FUNDS
Margin account maintained at Merrill $4,597,438.10
Lynch, Pierce, Fenner and Smith Inc.

        The source and amount of funds used by Westgate in making purchases of the Common Stock beneficially owned by it are set forth below.

SOURCE OF FUNDS                      AMOUNT OF FUNDS
Margin account maintained at Merrill $981,745.07
Lynch, Pierce, Fenner and Smith Inc.

ITEM 4. Purpose of Transaction

        Each of Elliott and Westgate acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Martley has acted as investment manager with respect to Westgate's acquisition of beneficial ownership of Common Stock.

        Depending upon market conditions and other factors that it may deem material, each of Elliott and Westgate may purchase additional Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

        Except as set forth below, none of Elliott, Westgate or Martley has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

        Elliott recently sent a letter to the Board of =Directors on behalf of Elliott and Westgate commenting on a recent acquisition proposal by Messrs. Heisley and Kelly. A copy of this letter is attached as Exhibit B.

ITEM 5. Interest in Securities of the Issuer

        (a) Elliott owns 689,050 shares of Common Stock, representing 4.735% of the outstanding shares of Common Stock.

        Westgate owns 447,900 shares of Common Stock, representing 3.078% of the outstanding shares of Common Stock.

        (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by it.

        Westgate has the shared power with Martley to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by Westgate. Information regarding each of Westgate and Martley for the purposes of subparagraph (b) of this Item 5 is set forth in
Item 2 above and expressly incorporated by reference herein.

        (c)  The following transactions were effected by
Elliott during the past sixty (60) days:
                                       Approximate
                   Amount of Shares  Price per Share
Date    Security    Bought (Sold) (exclusive of commissions)

5/8/97  Common Stock    1,000          $  6.125
5/14/97 Common Stock   (3,000)         $  6.875
5/16/97 Common Stock    3,000          $  6.75
5/21/97 Common Stock   (1,000)         $  7.50
5/21/97 Common Stock   (1,000)         $  7.625
5/21/97 Common Stock    5,000          $  7.375
5/29/97 Common Stock    2,500          $  7.250
6/3/97  Common Stock    2,000          $  7.125
6/9/97  Common Stock   (1,900)         $  7.250
6/12/97 Common Stock    2,500          $  8.125

        All transactions in Common Stock were effected by Elliott in over-the-counter transactions in New York.

        The following transactions were effected by Westgate during the past sixty (60) days:

                                       Approximate
                   Amount of Shares  Price per Share
Date    Security    Bought (Sold) (exclusive of commissions)

5/14/97 Common Stock   (2,000)         $  6.875
5/16/97 Common Stock    3,000          $  6.75
5/23/97 Common Stock     (300)         $  7.625
6/3/97  Common Stock    2,000          $  7.125
6/9/97  Common Stock   (1,200)         $  7.250
6/12/97 Common Stock      500          $  8.125

        All transactions in Common Stock were effected by Westgate in over-the-counter transactions in New York.

        (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

            No person other than Westgate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Westgate and Martley.

        (e)  Not applicable.

ITEM 7. Material to be Filed as Exhibit

        Exhibit A - Joint Filing Agreement

        Exhibit B - Letter, dated June 19, 1997, from
Elliott Associates, L.P. to Board of Directors of Issuer

                      SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:           ELLIOTT ASSOCIATES, L.P.
July 3, 1997

                 By:/s/ Paul E. Singer
                      Paul E. Singer
                      General Partner

                 WESTGATE INTERNATIONAL, L.P.

                 By:  Martley International, Inc., as
                      Investment Manager

                 By:/s/ Paul E. Singer
                      Paul E. Singer
                      President

                 MARTLEY INTERNATIONAL, INC.


                 By:/s/ Paul E. Singer
                      Paul E. Singer
                      President

                      EXHIBIT A

               JOINT FILING AGREEMENT

        The undersigned hereby agree that this Amendment
No. 1 to Schedule 13D with respect to the Common Stock of Envirodyne Industries, Inc., dated July 3, 1997, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.

Dated as of:  July 3, 1997

ELLIOTT ASSOCIATES, L.P.   WESTGATE INTERNATIONAL, L.P.


By:/s/ Paul E. Singer      By: Martley International,
    Paul E. Singer              Inc.,
    General Partner             as Investment Manager

                              By:/s/ Paul E. Singer
                                     Paul E. Singer
                                     President

MARTLEY INTERNATIONAL, INC.


By:/s/ Paul E. Singer
    Paul E. Singer
    President

              ELLIOTT ASSOCIATES, L.P.
                  712 Fifth Avenue
              New York, New York 10019

                Tel:  (212) 506-2999
                Fax:  (212) 974-2092


                                     June 19, 1997


Board of Directors
c/o Stephen M. Schuster, Esq.
Envirodyne Industries Inc.
701 Harger Road
Suite 190
Oak Brook, IL 60521

Gentlemen:

            I am writing on behalf of Elliott Associates, L.P. and its associated fund, Westgate International, L.P., which in the aggregate own approximately 7.8% of Envirodyne's common stock. While we reserve judgment on whether and at what price Envirodyne should be sold, we welcome the interest that Messrs. Heisley and Kelly (the "Bidders") have shown and encourage the Board to evaluate their recent acquisition proposal constructively and critically. In this regard, we request that you keep in mind the following observations.

            First, the Board's special committee that is considering the Bidders' proposal should (i) retain its own legal and financial advisors that are truly independent of both the Bidders and management and (ii) actively solicit and evaluate competing acquisition proposals. These safeguards are commonly employed and are especially important where, as here, one of the Bidders is a director and the other is associated with the CEO. This is by no means intended to reflect negatively on either the Bidders or management but rather to state the obvious - that the process should be conducted with complete fairness and be designed to maximize the value to shareholders.

            Second, the Bidders' proposal does not come close to fairly valuing Envirodyne inclusive of its patent lawsuit. The likely debate over how to value that suit could be avoided by spinning the litigation off to shareholders via a litigation trust or litigation certificates, as has been done in a number of other instances. A variant on this idea would be to give shareholders the choice between receiving an incremental cash amount or a share of the litigation recovery, in addition to some base cash value for the business.
Spinning off the litigation would have the added benefit of making it easier for outsiders to submit competing bids for the Company, since outsiders lack the present Bidders' extensive familiarity with the litigation.

            Third, just as the litigation should not be undervalued in a merger agreement, so too it should not be undervalued at the settlement table. We would object to any settlement of the patent suit that is reached as an expedient to permit the sale of the business. A settlement should stand on its own, without regard to the desire to sell the business. Here again, spinning off the litigation may permit its value to be optimized without delaying or impeding an otherwise sensible sale of the business.

            Fourth, the Bidders' proposal appears to contemplate that Envirodyne enter into a break-up fee arrangement even before a definitive merger agreement is entered into. It would be inexcusable for Envirodyne to enter into such an arrangement before the Bidders themselves are firmly committed to an acquisition through a fully executed merger agreement with financing in place entered into at the completion of a professionally managed auction.

            Thank you for your consideration of our views.


                                     Very truly yours,



                                     Mark D. Brodsky